SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                           (Amendment No. ____)*


                          CHARTWELL LEISURE, INC.
                             (Name of Issuer)

                               COMMON STOCK
                      (Title of Class of Securities)

                                 16139F106
                              (CUSIP Number)




    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

   Westchester Capital Management, Inc.
   13-3036274

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            591,600 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          292,000 shares
     PERSON
      WITH          7  SOLE DISPOSITIVE POWER

                       591,600 shares

                    8  SHARED DISPOSITIVE POWER

                       292,000 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    883,600 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    6.57%

12  TYPE OF REPORTING PERSON (See Instructions)

    IA, CO

Item 1(a)      NAME OF ISSUER:

               Chartwell Leisure, Inc.



Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               605 Third Avenue
               New York, New York  10158

Item 2(a)      NAME OF PERSON FILING:

               Westchester Capital Management, Inc. ("WCM")

Item 2(b)      Address of Principal Business Office, or if none, Residence:

               100 Summit Lake Drive
               Valhalla, New York  10595

Item 2(c)      CITIZENSHIP:

               New York

Item 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock

Item 2(e)      CUSIP NUMBER:

               16139F106

Item 3 WCM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4         OWNERSHIP:

               (a)  Amount beneficially owned:

               See Item 9 of the cover pages attached hereto.

               (b)  Percent of Class:

               See Item 11 of the cover pages attached hereto.

               (c)  Number of shares as to which such person has:

               See Items 5 through 8 of the cover pages attached hereto. WCM may be deemed to beneficially own shares held by Green & Smith Investment Management L.L.C. ("Green & Smith"), an entity which has common ownership with WCM. Shares reported as "shared" are held by Green & Smith.

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON:

               Not applicable.
Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable

Item 9         NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable

Item 10        CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 20, 1998

                                   /s/ Frederick W. Green
                                   Frederick W. Green
                                   President